Exhibit 2.3

DESCRIPTION OF SECURITIES

The following description of the securities registered under Section 12 of the Securities Exchange Act of 1934 of Galapagos NV (“Galapagos,” “us,” “our,” “we” or the “Company”) is a summary of the rights of our ordinary shares and certain provisions of our Articles of Association in effect as of March 20, 2023. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Association previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.3 is a part, as well as to the applicable provisions of Belgian legislation on stock corporations. We encourage you to read our Articles of Association and applicable Belgian legislation on stock corporations carefully.

Articles of Association and other share information

Corporate profile

Our legal and commercial name is Galapagos NV. We are a limited liability company incorporated in the form of a “naamloze vennootschap / société anonyme” under the laws of Belgium. We were incorporated in Belgium on June 30, 1999 for an unlimited duration. We are registered with the Register of Legal Entities (Antwerp, division Mechelen) under the enterprise number 0466.460.429. Our principal executive and registered offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and our telephone number is +32 15 342 900. Our agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, New York 10005, United States of America.

Our fiscal year ends December 31.

Share capital

Share capital and shares

Our share capital consists of ordinary shares without par value and is fully paid-up. Our shares are not separated into classes. As of December 31, 2022, our issued and paid-up share capital €356,111,899.01, represented by 65,835,511 ordinary shares without par value, each representing an identical fraction of our share capital. As of December 31, 2022, we had ten shareholders who held shares in registered form, representing less than 0.01% of our ordinary shares. The remainder of our ordinary shares are in dematerialized form. As of December 31, 2022, neither we nor any of our subsidiaries held any of our own shares.

As of March 15, 2023, we estimated that approximately 89% of our outstanding ordinary shares and ADS were held in the United States by an estimated 152 institutional holders of record, excluding Gilead Sciences, Inc.

Other outstanding securities

In addition to the shares already outstanding, we have granted subscription rights, which upon exercise will lead to an increase in the number of our outstanding shares. A total of 10,810,856 subscription rights (where each subscription right entitles the holder to subscribe for one new ordinary share) were outstanding and granted as of December 31, 2022, which represent approximately 14.10% of the total number of all our issued and outstanding voting financial instruments and subscription rights as of December 31, 2022.

Form and transferability of our shares

All of our shares belong to the same class of securities and are in registered form or in dematerialized form. All of our outstanding shares are fully paid-up and freely transferable, subject to any contractual restrictions.

Currency

Our share capital, which is represented by our outstanding ordinary shares, is denominated in euros.

Changes to our share capital

Changes to our share capital are decided by our shareholders, which may at any time resolve to increase or decrease our share capital. Any such resolution must satisfy the quorum and majority requirements that apply to an amendment of the Articles of Association, as described in “Description of Securities—Ordinary Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements.” No shareholder is liable to make any further contribution to our share capital other than with respect to shares held by such shareholder that would not be fully paid-up.

Share capital increases by our Board of Directors

Subject to the quorum and majority requirements described in “Description of Securities—Ordinary Shares— Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements,” our Shareholders’ Meeting may authorize our Board of Directors, within certain limits, to increase our share capital without any further approval being required from our Shareholders’ Meeting. Such pre-authorized capital increase is referred to as authorized capital. This authorization can only be granted for a renewable period of a maximum of five years and may not exceed the amount of the registered share capital at the time of the authorization.

This authorization consists of two parts:

◾	A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders’ Meeting of October 22, 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. November 13, 2019. This general authorization will expire on November 12, 2024.
◾	A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the Shareholders’ Meeting of April 25, 2017 (i.e. EUR 82,561,764.93), was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. May 31, 2017. This specific part of the authorized capital can, however, only be used upon a resolution of the Board of Directors that all independent Board members (within the meaning of article 7:87 of the Belgian Companies Code) approve and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the Company, whereby “transaction” is defined as an acquisition (in shares and/or cash), a corporate partnership, or an in-licensing deal, (ii) the issue of warrants in connection with Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent advisors, (iii) the financing of the Company’s research and development programs or (iv) the strengthening of the Company’s cash position. The specific authorization expired on May 30, 2022.

On December 31, 2022, an amount of €24,889,284.17 still remained available under the general part of the authorized capital. As of the date of this annual report, our Board of Directors may decide to issue up to 4,600,607 ordinary shares pursuant to the general authorization, without taking into account however subsequent issuances under our subscription right programs or otherwise.

Preferential subscription rights

In the event of a share capital increase for cash through the issuance of new shares, or in the event we issue convertible bonds or subscription rights, our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or subscription rights. These preferential subscription rights are transferable during the subscription period. Our Board of Directors may decide that preferential subscription rights that were not exercised by any shareholders shall accrue proportionally to the other shareholders that have already exercised their preferential subscription rights and may fix the practical terms for such subscription.

Our Shareholders’ Meeting may resolve to limit or cancel this preferential subscription right, subject to special reporting requirements. Such resolution must satisfy the same quorum and majority requirements as the decision to increase our share capital.

Shareholders may also decide to authorize our Board of Directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian Companies Code. Our Board of Directors currently has the authority to increase the share capital within the framework of the authorized capital, and to limit or cancel the preferential subscription right within the framework of the authorized capital, for a period of five years from the date of publication of the relevant renewed authorization in the Annexes to the Belgian State Gazette, i.e. November 13, 2019 for the general authorization. See also “—Share Capital Increases by Our Board of Directors” above.

Under the DGCL, stockholders of a Delaware corporation have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.

Purchases and sales of our own shares

We may only repurchase our own shares pursuant to an authorization of our Shareholders’ Meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Pursuant to the Belgian Companies Code, such a decision requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a majority of at least 75% of the share capital present or represented. If there is no quorum, a second meeting must be convened. No quorum is required at the second meeting, but the relevant resolution must be approved by a majority of at least 75% of the share capital present or represented.

Within such authorization, we may only repurchase our own shares if the amount that we would use for repurchase is available for distribution. Currently we have no such an authorization and we neither have any funds available for distribution, nor we or our affiliates own any of our own shares.

Under the DGCL, a Delaware corporation may purchase or redeem its own shares, unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.

Belgian legislation

Disclosure of significant shareholdings

The Belgian Law of May 2, 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market requires each person or legal entity acquiring or transferring our shares (directly or indirectly, by ownership of ADSs or otherwise, and including equivalent financial instruments) to notify us and the Belgian FSMA (Financial Services and Markets Authority / Autoriteit voor Financiële diensten en Markten) each time they cross (upwards or downwards) a threshold of 5% of the total number of outstanding voting rights or a multiple thereof.

Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, disclosure is required even when no acquisition or disposal of shares or ADSs has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, disclosure is also required when persons acting in concert enter into, modify or terminate their agreement resulting in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the Belgian FSMA and to us at the latest on the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at our shareholders’ meeting the number of shares such shareholder validly disclosed at the latest twenty days before such meeting.

In accordance with U.S. federal securities laws, holders of our ordinary shares and holders of ADSs will be required to comply with disclosure requirements relating to their ownership of our securities. Any person that, after acquiring beneficial ownership of our ordinary shares or the ADSs, is the beneficial owner of more than 5% of our outstanding ordinary shares or ordinary shares underlying ADSs must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our ordinary shares or ordinary shares underlying ADSs that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.

Disclosure of net short positions

Pursuant to the Regulation (EU) No. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person that acquires or disposes of a net short position relating to our issued share capital, whether by a transaction in shares or ADSs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a decrease in the price of such shares or ADSs is required to notify the Dutch AFM (Stichting Autoriteit Financiële Markten) if, as a result of such acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of our issued share capital and each 0.1% above that. If the net short position reaches 0.5%, and also at every 0.1% above that, the Dutch AFM will disclose the net short position to the public.

Public takeover bids

The European Takeover Directive 2004/25/EC of 21 April 2004 has been implemented in Belgium through the Law of April 1, 2007 on public takeovers, or the Takeover Law, the Royal Decree of April 27, 2007 on public takeovers and the Royal Decree of April 27, 2007 on squeeze-out bids.

Public takeover bids in Belgium for our shares or other securities giving access to voting rights are subject to supervision by the Belgian FSMA. The Takeover Law determines when a bid is deemed to be public in Belgium. Public takeover bids must be extended to all of our voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus that has been approved by the Belgian FSMA prior to publication.

The Takeover Law provides that a mandatory bid must be launched on all our shares (and our other securities giving access to voting rights), if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for its account, directly or indirectly holds more than 30% of our voting securities (directly or through ADSs).

Squeeze-out

Pursuant to Article 7:82 of the Belgian Companies Code and the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, that own together with the company 95% of the securities with voting rights in a public company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the procedure, the company is no longer deemed a public company, unless bonds issued by the company are still spread among the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) in order to safeguard the interests of the transferring shareholders.

The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Limitations on the right to own securities

Neither Belgian law nor our Articles of Association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

Exchange controls and limitations affecting shareholders

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States. We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

Securities exercisable for ordinary shares

The section titled “Item 6.B.—Compensation—Subscription Right Plans” in our Annual Report on Form 20-F for the year ended December 31, 2022, incorporated by reference herein, sets forth a description of subscription rights granted by our Board of Directors to our members of the Board of Directors, members of the Executive Committee and employees as of December 31, 2022. As of 2020, we do not grant any subscription rights to members of the Board of Directors (non-executive directors), taking into account the stricter rules under the Belgian Companies Code.

The section titled “Item 6.B.—Compensation—RSU Plans” in our Annual Report on Form 20-F for the year ended December 31, 2022, incorporated by reference herein, sets forth a description of restricted stock units granted by our Board of Directors to members of the Executive Committee and employees, as of December 31, 2022.

Apart from the subscription rights, Subscription Right plans, RSUs and RSU plans, we do not currently have other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase securities outstanding.

Ordinary shares

The following description is a summary of certain information relating to the rights and benefits attached to our ordinary shares, certain provisions of our Articles of Association and the Belgian Companies Code. Because this description is a summary, it may not contain all of the information important to you. Accordingly, this description is qualified entirely by reference to the description of our share capital and the material terms of our Articles of Association contained in our most recent Annual Report on Form 20-F as updated by other reports and documents we file with the SEC after the date hereof, together with our Articles of Association, a copy of which has been filed as an exhibit to our most recent Annual Report on Form 20-F.

Right to attend and vote at our shareholders’ meetings

Annual shareholders’ meeting

Pursuant to our Articles of Association, our Annual Shareholders’ Meeting is held each year on the last Tuesday of the month of April, at 2 p.m. (Central European Time), at our registered office or at any other place in Belgium mentioned in the convening notice of the meeting. If this date is a public holiday in Belgium or in

The Netherlands, the meeting is held on the following day that is a business day both in Belgium and in The Netherlands, at the same time.

Special and extraordinary shareholders’ meetings

Our Board of Directors or the auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or Extraordinary Shareholders’ Meeting. Such Shareholders’ Meeting must also be convened when one or more shareholders holding at least one-tenth of our share capital so requests.

Under the DGCL, special meetings of the stockholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the Board of Directors. Stockholders generally do not have the right to call meetings of stockholders, unless that right is granted in the certificate of incorporation or the bylaws.

Notices convening Shareholders’ Meetings

Convening notices of our Shareholders’ Meetings contain the agenda of the meeting, indicating the items to be discussed as well as any proposed resolutions that will be submitted at the meeting. One or more shareholders holding at least 3% of our share capital may request for items to be added to the agenda of any convened meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda, provided that:

·they prove 1 ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the record date; and

·the additional items for the agenda and any proposed resolutions have been submitted in writing by these shareholders to the Board of Directors at the latest on the twenty-second day preceding the day on which the relevant Shareholders’ Meeting is held.

The shareholding must be proven by a certificate evidencing the registration of the relevant shares in the share register of the company or by a certificate issued by the authorized account holder or the clearing organization certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s).

The convening notice must be published in the Belgian Official Gazette (Belgisch Staatsblad / Moniteur belge) at least thirty days prior to the Shareholders’ Meeting. In the event a second convening notice is necessary, and the date of the second meeting is mentioned in the first convening notice, that period is seventeen days prior to the second Shareholders’ Meeting. The notice must also be published in a national newspaper thirty days prior to the date of the Shareholders’ Meeting, except if the meeting concerned is an Annual Shareholders’ Meeting held at the municipality, place, day and hour mentioned in the Articles of Association and its agenda is limited to the examination of the annual accounts, the annual report of the Board of Directors, the annual report of the auditor, the vote on the discharge of the members of the Board of Directors and the auditor and the vote on the items referred to in Article 7:92 and 7:149, third paragraph of the Belgian Companies Code (i.e., in relation to severance pay exceeding certain thresholds and the remuneration report). Convening notices of all our Shareholders’ Meetings and all related documents, such as specific Board of Director and auditor’s reports, are also published on our website.

Convening notices must also be sent thirty days prior to the Shareholders’ Meeting to the holders of registered shares, holders of registered bonds, holders of registered subscription rights, holders of registered certificates issued with our cooperation and to our members of the Board of Directors and auditor. This communication is made by ordinary letter unless the addressees have individually and expressly accepted in writing to receive the notice by another form of communication, without having to give evidence of the fulfillment of such formality.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders of a Delaware corporation must be given to each stockholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.

Admission to meetings

A shareholder is only entitled to participate in and vote at a Shareholders’ Meeting, irrespective of the number of shares he owns on the date of the Shareholders’ Meeting, provided that his shares are recorded in his name at midnight (Central European Time) at the end of the fourteenth day preceding the date of the Shareholders’ Meeting, or the record date:

·	in case of registered shares, in our register of registered shares; or

·	in case of dematerialized shares, through book-entry in the accounts of an authorized account holder or clearing organization.

In addition, we (or the person designated by us) must, at the latest on the sixth day preceding the day of the Shareholders’ Meeting, be notified as follows of the intention of the shareholder to participate in the Shareholders’ Meeting:

·	in case of registered shares, the shareholder must, at the latest on the above-mentioned date, notify us (or the person designated by us) in writing of his intention to participate in the Shareholders’ Meeting and of the number of shares he intends to participate in the Shareholders’ Meeting with by returning a signed paper form, or, if permitted by the convening notice, by sending an electronic form (signed by means of an electronic signature in accordance with the applicable Belgian law) electronically, to us on the address indicated in the convening notice; or

·	in case of dematerialized shares, the shareholder must, at the latest on the above-mentioned date, provide us (or the person designated by us), or arrange for us (or the person designated by us) to be provided with, a certificate issued by the authorized account holder or clearing organization certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the Shareholders’ Meeting.

Each shareholder has the right to attend a Shareholders’ Meeting and to vote at such meeting in person or through a proxy holder. The proxy holder does not need to be a shareholder. A shareholder may only appoint one person as proxy holder for a particular Shareholders’ Meeting, except in cases provided for by law. Our Board of Directors may determine the form of the proxies. The appointment of a proxy holder must in any event take place in paper form or electronically, the proxy must be signed by the shareholder (as the case may be, by means of an electronic signature in accordance with the applicable Belgian law) and we must receive the proxy at the latest on the sixth day preceding the day on which the Shareholders’ Meeting is held.

Pursuant to Article 7, section 5 of the Belgian Law of May 2, 2007 on the disclosure of significant shareholdings, a transparency declaration has to be made if a proxy holder that is entitled to voting rights above the threshold of 5% or any multiple thereof of the total number of voting rights attached to our outstanding financial instruments on the date of the relevant Shareholders’ Meeting would have the right to exercise the voting rights at his discretion.

Votes

Each shareholder is entitled to one vote per share.

Voting rights can be suspended in relation to shares:

·	that were not fully paid up, notwithstanding the request thereto of our Board of Directors;

·	to which more than one person is entitled, except in the event a single representative is appointed for the exercise of the voting right;

·	that entitle their holder to voting rights above the threshold of 5% or any multiple thereof of the total number of voting rights attached to our outstanding financial instruments on the date of the relevant General Shareholders’ Meeting, except to the extent where the relevant shareholder has notified us and the Belgian FSMA at least twenty days prior to the date of such Shareholders’ Meeting of its shareholding reaching or exceeding the thresholds above; or

·	of which the voting right was suspended by a competent court or the Belgian FSMA.

Quorum and majority requirements

Generally, there is no quorum requirement for our Shareholders’ Meeting, except as provided for by law in relation to decisions regarding certain matters. Decisions are made by a simple majority, except where the law provides for a special majority.

Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Matters involving special legal quorum and majority requirements include, among others, amendments to the Articles of Association, issues of new shares, convertible bonds or subscription rights and decisions regarding mergers and demergers, which require at least 50% of the share capital to be present or represented and approval by a majority of at least 75% of votes cast. If the quorum is not reached, a second meeting may be convened at which no quorum requirement applies. The special majority requirement for voting, however, remains applicable.

Any modification of our corporate purpose or legal form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a majority of at least 80% of votes cast. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a majority of at least 80% of the votes cast.

Right to ask questions at our Shareholders’ Meetings

Within the limits of Article 7:139 of the Belgian Companies Code, members of our Board of Directors and our auditor will answer, during the Shareholders’ Meeting, the questions raised by shareholders. Shareholders can ask questions either during the meeting or in writing, provided that we receive the written questions at the latest on the sixth day preceding the Shareholders’ Meeting.

Dividends

All shares participate in the same manner in our profits, if any. Pursuant to the Belgian Companies Code, the shareholders can in principle decide on the distribution of profits with a simple majority vote at the occasion of the Annual Shareholders’ Meeting, based on the most recent non-consolidated statutory audited annual accounts, prepared in accordance with the generally accepted accounting principles in Belgium and based on a (non-binding) proposal of our Board of Directors. The Articles of Association also authorize our Board of Directors to declare interim dividends subject to the terms and conditions of the Belgian Companies Code.

Dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year according to the non-consolidated statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. In addition, prior to distributing dividends, at least 5% of our annual net profit under our non-consolidated statutory accounts (prepared in accordance with Belgian accounting rules) must be allotted to a legal reserve, until the legal reserve amounts to 10% of the share capital.

The right to payment of dividends expires five years after the Board of Directors declared the dividend payable.

Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for either or both of the fiscal year in which the dividend is declared and the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.

Appointment of members of the Board of Directors

Our Articles of Association provide that our Board of Directors shall be composed of at least five and a maximum of nine members, who need not to be a shareholder. The members of the Board of Directors are appointed by the shareholders, except in the case of vacancy, when the Board of Directors may temporarily fill such vacancy until the shareholders appoint a new director.

Liquidation rights

Our company can only be voluntarily dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an Extraordinary Shareholders’ Meeting where at least 50% of the share capital is present or represented. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new convening notice. The second Shareholders’ Meeting can validly deliberate and decide regardless of the number of shares present or represented.

Under the DGCL, unless the Board of Directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the Board.

In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses (on a non-consolidated basis) will be distributed to our shareholders, each receiving a sum on a pro rata basis.

If, as a result of losses incurred, the ratio of our net assets (on a non-consolidated basis, determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, our Board of Directors must convene a General Shareholders’ Meeting within two months of the date upon which our Board of Directors discovered or should have discovered this undercapitalization. At this Shareholders’ Meeting, our Board of Directors needs to propose either our dissolution or our continuation, in which case our Board must propose measures to redress our financial situation. Our Board of Directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve the company, provided that at least 50% of our share capital is present or represented at the meeting. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second Shareholders’ Meeting can validly deliberate and decide regardless of the number of shares present or represented.

If, as a result of losses incurred, the ratio of our net assets to share capital is less than 25%, the same procedure must be followed, it being understood, however, that in that case, shareholders representing 25% of the votes validly cast at the meeting can decide to dissolve the Company. If the amount of our net assets has dropped below €61,500, any interested party is entitled to request the competent court to dissolve the company. The court can order our dissolution or grant a grace period during which time we must remedy the situation. Holders of ordinary shares have no sinking fund, redemption or appraisal rights.

ADSs

Citibank, N.A., as depositary, registers and delivers ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with Citibank International Limited (located at EGSP 186, 1 North Wall Quay, Dublin 1, Ireland) or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s principal executive office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

Voting

Voting instructions may be given only in respect of a number of ADSs representing an integral number of deposited securities. Upon the timely receipt from a holder of ADSs as of the ADS record date of voting instructions in the manner specified by the Depositary, the depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, Articles of Association of the Company and the provisions of the deposited securities, to vote, or cause the custodian to vote, the deposited securities represented by such holder’s ADSs in accordance with such voting instructions.

Holders who have delivered voting instructions agree that such voting instruction may, at the request of the Company, be disclosed by the Company, for purposes of compliance with Belgian law, in connection with any meeting of the holders of the shares, whether prior, during or after such meeting.

Inspection

The depositary shall make available for inspection by holders, as promptly as practicable after receipt thereof, any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the depositary, the custodian, or the nominee of either of them as the holder of the deposited property and (b) made generally available to the holders of such deposited property by the Company.

Fees and charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
• Issuance of ADSs	Up to U.S. $0.05 per ADS issued

• Cancellation of ADSs	Up to U.S. $0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. $0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. $0.05 per ADS held

• ADS Services	Up to U.S. $0.05 per ADS held on the applicable record date(s) established by the depositary

The holders of ADSs will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

·	taxes (including applicable interest and penalties) and other governmental charges;

·	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

·	certain cable, telex and facsimile transmission and delivery expenses;

·	the expenses and charges incurred by the depositary in the conversion of foreign currency;

·	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

·	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into the Depositary Trust Company, or DTC, or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Listing

The ADSs are listed on the Nasdaq Global Select Market under the symbol “GLPG.” Our ordinary shares are trading on Euronext Amsterdam and Euronext Brussels under the symbol “GLPG.”

Transfer agent and registrar

The transfer agent and registrar for the ADSs is Citibank, N.A.